Exhibit 99.1

Grindrod Shipping Holdings Ltd. Announces New Financing and Delivery of IVS Atsugi

Singapore, December 22, 2020: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we” or “our”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced the following transactions.

On December 22, 2020, the Company entered into a sale and leaseback transaction with a Japanese shipowner relating to the 2016-built medium range product tanker Matuku for a cash amount of $26.8 million (before commissions but net of charter pre-payments). The Company will bareboat charter the vessel back for a period of up to 15 years and has the right, but not the obligation, to acquire the vessel beginning in May 2022. The Matuku constituted the security package for our $27.0 million Senior Secured Credit Facility scheduled for maturity in 2021, for which the remaining balance of approximately $17.1 million was repaid in full in connection with the closing of the transaction. We intend to utilize the approximately $9.3 million of net proceeds of the refinancing, together with cash on hand, to repay early $10.0 million of our other $35.8 million Senior Secured Credit Facility, thereby materially reducing our net interest expense and remaining scheduled maturities in 2021.

On December 23, 2020, the Company expects to take delivery of the IVS Atsugi, a Japanese-built eco ultramax drybulk carrier newbuilding. As previously disclosed, the vessel will be chartered-in from its owner for a minimum period of two years with options to extend for up to two additional years, at the Company’s election. In addition, the Company holds options to purchase the vessel in the future.

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“The sale and leaseback of Matuku is another testament of our ability to leverage our long-standing relationships with leading Japanese industry participants, one of our company’s distinct competitive advantages. Furthermore, the addition of the IVS Atsugi to our fleet is in line with our strategy to focus on Japanese built “eco” vessels, which enjoy distinct operational and commercial advantages.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers on the water, including the IVS Atsugi. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of three medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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